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Exhibit 99.1

[ANNUAL REPORT] 2003

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LEITCH TECHNOLOGY is a 32-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers the most extensible products and interoperable systems, enabling operations of any size to achieve a truly integrated Content Environment. Leitch is the most trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry. Leitch provides unparalleled customer support.

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2003
Message to Shareholders

STAYING ON STRATEGY IN TRYING TIMES

        In fiscal 2003, we were once again challenged to move Leitch forward in a world characterized by economic uncertainty and geopolitical instability. These factors negatively impacted our customers' businesses, and Leitch in turn was affected. While we nonetheless made significant strides in moving the company forward, we have not yet been able to turn those accomplishments into acceptable financial results. I am confident, however, in our strategy and its potential to drive growth and profitability. The Board of Directors is actively engaged in the process of selecting a Chief Executive Officer with the vision to lead the business forward and the commitment to deliver results along the way. In the interim, I have agreed to serve as President and CEO.

Our Strategy

        Leitch is focused on the world of professional video. This is a fundamentally sound business. Content is expanding, and our customers are constantly pressed to deliver higher quality content, with increasing diversity, in shorter time frames, at reduced cost. Our products are the means to these ends.

        We are continuing to form close partnerships with our customers and provide them with leading-edge solutions that meet their current needs. We are also committed to making our vision of the next-generation architecture a reality and preparing to lead the industry into the future. The Board of Directors and I continue to believe this strategy is the best means of delivering value to Leitch's shareholders.

        This conviction is rooted in an understanding of how industry dynamics can conspire to create a lull in capital investment. Our customers must continuously strive for balance between providing compelling content to their viewers, delivering financial results, and building for the future to ensure they remain relevant and competitive. During the past two years, there have been an unusual number of newsworthy global events, and broadcasters have dedicated significant levels of resources to the coverage of these events. At the same time, they have been working within a very challenging economic environment, and in many cases their own revenue sources have been reduced. When these two forces happen to align, broadcasters' short-term ability to invest in the future is compromised. Capital spending patterns are therefore interrupted.

        There is little doubt, however, that our customers are continually investing in technical infrastructure in order to deliver to their own business plans. There is equal certainty that the level of that investment must increase in the future. High-definition television is gathering steam in the U.S. and the Pacific Rim. New technology provides productivity improvements, improved signal quality and reduced time to air. Aging equipment must be replaced when it starts to present a risk to on-air reliability.

        At Leitch, we are challenged to maintain the same kind of delicate balance between short-term challenges and long-term success as our customers. As the economic environment improves for our customers, the case for growth in capital spending in our markets is compelling. We intend to capture more than our share of the market and the growth. Your Board, the management of Leitch and I are committed to making this happen.

2003 Accomplishments

        In spite of the challenging market conditions, we made significant progress toward the realization of our strategic goals during 2003. Leitch enjoys very high brand awareness and a strong market position, and we're fortunate to have the trust and confidence of broadcast customers worldwide. In recent years, however, the company has found itself in need of an operational makeover in order to build a competitive, scalable enterprise that can continue to meet the needs of a very demanding market. Many of these elements are now in place, including a committed professional management team, a high level of operating discipline and a world-class ERP system.

        New product development is a cornerstone of Leitch's strategy, and we are succeeding in our commitment to renew the company's product portfolio. In our core video processing and distribution business, the NEO™ platform is gaining global recognition as the high-performance, future-proof platform of choice. NEO is now complemented by a revamped 6800+™ interface line, and the two operate together seamlessly under a common software control layer. Panacea™, our new range of modular routers, extends the lineup of competitive new infrastructure products. All provide flexible, multi-standard, cost-effective solutions that can be used to build the backbone of any television operation.

        Our patented video server architecture is widely acknowledged as best in class, and it continues to evolve as the underlying technologies change. During 2003, we introduced a range of advanced software applications, including a complete newsroom application suite and an asset management layer. Leitch's understanding of how to improve productivity through enhanced workflow, our commitment to interoperability and our broad application offering are all helping position us as a leader in the video server market.

        Finally, the new dpsVelocityQ™ non-linear editor has carved out a niche for itself and is doing well in the market. We're also pleased with the increasing integration between our servers and post production products. All of these elements of our reinvigorated product portfolio were evident at NAB 2003, our biggest trade show of the year. We received numerous accolades at the show, including four industry awards for new products. But most importantly, the reception from our customers and sales staff was very enthusiastic. This is a critical leading indicator of the company's ability to meet our customers' needs, and thereby to deliver improved results.

        The new product flow during 2003 contributed significantly to solidifying Leitch's position as a supplier of choice for major projects. In 2004, we will focus on further improving our productivity in all elements of the business and enhancing our selling and marketing capabilities. We have made changes in key staffing areas in order to improve our capacity to bring new products to market, outsell the competition and gain market share. Established industry veterans and experts from other disciplines alike have shared the view that Leitch is poised for success and have joined Leitch to help make the vision a reality.

        During the past year, there has been other tangible evidence of our ability to capitalize on recent investments in management and infrastructure. We have made substantial improvements in some of our balance sheet metrics — with significant reductions in both inventory and DSO — and are committed to further improvement in this area. In addition, we have continued to streamline our operations and reduce our staffing levels. These improvements, when combined with higher revenues and margins, will position the company for profitability.

Vision of the Future

        Our customers' businesses will thrive if they can deliver next-generation video services while making continuous improvements in quality and productivity. Our vision for Leitch is to be a company that customers view as a critical partner in this process — a partner they can count on for exceptional products, serviced with passion and excellence. We will help our customers achieve their goals by listening carefully to them and developing products that address and anticipate their needs. And we'll do this while carefully managing the company's resources and building the most efficient organization in the industry.

        The men and women of Leitch, our company's most valuable asset, are bringing new products to market and making steady progress on our business processes. The company is being managed in a disciplined way, and we continue to take appropriate steps to drive through this — while maintaining and enhancing the ability to deliver on our vision. I am confident that we have the opportunity to become more efficient at every level of revenue.

        The company has come through a very difficult period over the past several years. I agreed to accept this assignment because of my belief in the bright future of this business and in the extraordinary people who will create that future. The brief time I have had to interact with them has only deepened my belief. I would like to assure our shareholders that I, my colleagues on the Board and the men and women of Leitch are focused on getting beyond the difficulties of the past and are resolutely committed to do so.

        Finally, I would like to thank our shareholders and our employees for the confidence they have shown in the company.

Stan J. Kabala
President & Chief Executive Officer

MANAGEMENT'S DISCUSSION & ANALYSIS

        The following is Management's Discussion and Analysis of the financial condition of Leitch Technology Corporation ("Leitch" or the "Company") and our financial performance for the years ended April 30, 2003 ("2003"), 2002 ("2002") and 2001 ("2001"). This discussion should be read in conjunction with the Company's 2003 Audited Consolidated Financial Statements and accompanying notes. All amounts are in Canadian dollars unless otherwise stated.

        This annual report contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plans," "continue," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include without limitation the timing of acquisitions and expansion opportunities, technological change that may impact the Company's capital expenditures and results of operations, and competitive factors that may alter the timing and amount of the Company's capital expenditures and results of operations. Any of these factors could cause actual results to vary materially from current results or the Company's currently anticipated future results. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors that cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities.

INTRODUCTION

        Leitch was incorporated in the province of Ontario, Canada, on May 3, 1971. In June 1994 the Company completed its initial public offering of common shares ("Common Shares") and its listing on the Toronto Stock Exchange ("TSX") (under the symbol "LTV"). In June 2000 the Company cross-listed its Common Shares on the NASDAQ National Market (under the symbol "LVID"). On July 22, 2003, the Company voluntarily de-listed its Common Shares from NASDAQ as part of a cost-cutting initiative.

        The Company conducts its business, directly and indirectly, principally through four wholly owned subsidiaries: Leitch Technology International Inc., the Company's Canadian operating subsidiary; Leitch Incorporated, the Company's principal U.S. operating subsidiary; Leitch Europe Limited, the Company's principal European subsidiary; and Leitch Asia Limited, the Company's Asian subsidiary.

OVERVIEW

        Leitch is a global leader in the design, development and distribution of high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, Internet and business to business.

        Leitch's three product lines are Video Processing and Distribution ("VP&D"), Video Servers ("Servers") and Post Production ("Post"). VP&D includes products that are used to distribute, process and switch high-quality video and audio signals. The Servers segment designs, manufactures and sells video servers. Post includes products that are used to capture, edit and record digital video. Although their current product offerings are distinct, the three product lines are closely inter-related and share resources. This organizational structure may change as customer requirements and technology evolve.

        The Company's strategy is to capitalize on its strong customer position, technical skills, business model and access to capital markets to lead the professional video market. Leitch continues to consider strategic investments of resources and capital into industry consolidation and emerging professional video infrastructure technology.

        The Company operates in an industry that requires highly specialized products and a robust infrastructure, and as a result, is able to maintain high gross margins for its products. Gross margins have typically trended in the 50-55% range for the past few years and are expected to remain in that range in the future, although volume and currency fluctuations can have a significant impact on margin. As such, profitability is significantly impacted by fluctuations in revenue. Further, because of the necessary investment in infrastructure and research and development, selling and administrative and research and development expenses do not tend to fluctuate directly with revenues. The Company has been focusing its attention both on driving revenue during difficult economic times and managing costs without impacting the Company's ability to grow when the markets return.

BUSINESS DEVELOPMENTS

        On July 17, 2003, the Company's President and Chief Executive Officer ("CEO"), Margaret Craig, announced her resignation from the Company. At that time, the Board of Directors appointed Stan Kabala, a director of the Company since June 1996, as Interim President and CEO. In addition, the Board of Directors appointed Salil Munjal as Chief Operating Officer. Salil Munjal has served the Company in a number of capacities, including most recently as Vice President, Corporate Development and also as General Counsel. The Board also commenced a search for a permanent CEO.

        The past year continued to be challenging for the professional video market. The global economic slowdown that began during the Company's 2002 fiscal year continued throughout 2003. This was compounded by other factors including war in Iraq, outbreak of Severe Acute Respiratory Syndrome ("SARS") in Asia, continued uncertainty in South America and a weakening U.S. dollar. As a result of this combination of factors, the Company experienced a drop of 9% in revenue during the year ended April 30, 2003.

        While part of the Company's strategy is to pursue strategic investments or acquisitions, fiscal 2003's focus was internal investment in its core products and enhancing the Company's robust product offerings. In the midst of this difficult environment, the Company was able to make substantial progress in its strategy of refocusing on its core product lines. By the end of fiscal 2003, the Company completed a major refresh of its VP&D product line. Significant product introductions and upgrades included:

  •
  CCS Navigator™, a graphical Command and Control System ("CCS") that won a National Association of Broadcasters' ("NAB") 2003 Editors' Choice Award.

  •
  6800+™, a major upgrade of the Company's mid-range modular interface platform. The 6800+ adds control for integration through CCS, increased module capacity for up to 20 cards per frame, and HD compatibility.

  •
  Panacea™, a new small router series that is High Definition ("HD") and CCS enabled.

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  Integrator Gold™, a new wideband digital multi-rate router.

  •
  SuiteView™, a versatile multi-source display processor.

  •
  LogoMotion II™, a multi-standard system for branding, logo insertion and storage.

  •
  NEO VR™, a full-featured digital video recorder packaged on a single module that won an NAB 2003 Pick Hit award from "Broadcast Engineering" magazine and a STAR award for Superior Technology from "TV Technology" magazine.

        Important Servers and Post product launches included:

  •
  Browsecutter-II™, an MPEG-1 low-resolution proxy browse and edit solution.

  •
  VRTX low-cost server configurations for transmission applications.

  •
  IMX encoder card for interface to Sony IMX decks.

  •
  Ingest Control Manager software application.

  •
  4-Channel Rundown Manager.

  •
  VRPilot™ server remote monitoring software.

  •
  dpsVelocityQ™, a combination of the dpsQuattrus™ multi-layer, real-time non-linear editing hardware with an enhanced version of the award-winning dpsVelocity™ software that creates a fully integrated, multi-layer NLE solution.

        The Company added several highly respected industry veterans to its management team over the past year:

  •
  Robert Seufferheld, Vice President of Sales, Americas.

  •
  Laura Whitaker, Vice President, Marketing Communications.

The Company continued to focus on selected cost cutting opportunities and reduced its headcount from a high of 967 in May 2001 to 867 at April 30, 2002, to 801 at April 30, 2003. The majority of reductions were in administrative and manufacturing areas as the Company continued to capitalize on improved infrastructure and management, allowing it to improve operating efficiencies in light of the difficult sales environment. The Company also shut down its Semiconductor operating segment during fiscal 2002. Initiatives are underway in fiscal 2004 to remove 5% - 10% of the Company's cost base including the relocation of the Company's U.S. head office from Chesapeake, VA, to its existing facility in Burbank, CA, as well as other focused staff reductions.

        As a result of strong operating disciplines and effective systems, the Company successfully reduced its inventory by $8.2 million and its account receivable days sales outstanding from 87 to 70 during the past year. With the completion of major capital projects in 2001 and 2002, the Company was able to significantly reduce its capital spending from $15.0 million in fiscal 2002 to $3.6 million in 2003.

CONSOLIDATED RESULTS OF OPERATIONS

Definitions

        The Company focuses its analysis on "Net Operating Income (Loss)" and Net earnings (loss). Net Operating Income (Loss) and Net earnings (loss) are reconciled in the table below. Net Operating Income (Loss) is calculated as earnings (loss) from continuing operations before amortization, write-downs and equity interests less income taxes (excluding income taxes — partly owned businesses). Net Operating Income (Loss) for the years ended April 30, 2003, 2002 and 2001 was ($9.6 million), $1.0 million and $18.8 million respectively.

        Net Operating Income (Loss) is not a measure of performance under Canadian or U.S. GAAP. Net Operating Income (Loss) should not be considered in isolation or as a substitute for Net loss prepared in accordance with Canadian or U.S. GAAP or as a measure of operating performance or profitability. Net Operating Income (Loss) does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The Company uses Net Operating Income (Loss) to remove acquisition and investment related charges as well as discontinued operations which the

Company views as outside its core operating results. The following tables reconcile Net earnings (loss) to Net Operating Income (Loss) (in millions):

Year ended April 30,	2003	2002	2001

Net earnings (loss) under Canadian GAAP	$(98.5)	$(44.7)	$2.3
Amortization of acquired technology and goodwill	6.0	5.8	7.1
Write-down of acquired technology and goodwill	83.1	—	—
Equity interest in losses of partly owned businesses	(0.2)	30.3	9.0
Income taxes — partly owned businesses	—	2.2	(2.1)
Loss from discontinued operations, net of tax benefit	—	2.1	2.5
Estimated loss on disposal of discontinued operations, net of tax benefit	—	5.3	—

Net Operating Income (Loss)	$(9.6)	$1.0	$18.8

As a result of rounding differences, certain figures in this MD&A may not total.

Revenue

        Revenue totaled $180.0 million, $198.2 million and $218.2 million in 2003, 2002 and 2001 respectively. Revenue in 2003 decreased $18.2 million or 9% from 2002. Revenue in 2002 decreased $20.0 million or 9% from 2001.

        As indicated above, the professional video market was impacted by a combination of economic and political factors that decreased revenue across all product lines and in the Company's largest geographies.

Product Revenue

        The following table summarizes the revenue from the Company's product segments:

Year ending April 30,	2003	%	2002	%	2001	%

Product Segment
VP&D	126,537	70%	140,779	71%	159,366	73%
Servers	32,667	18%	35,252	18%	42,008	19%
Post Production	20,777	12%	22,211	11%	16,794	8%

Total Revenue	179,981	100%	198,242	100%	218,168	100%

The Company generated approximately 70% of its revenues from VP&D, 18% from Servers and 12% from Post during the fiscal year ended April 30, 2003. This mix is consistent with last year and the Company does not expect a significant shift in the revenue split across product segments going forward.

        Revenue from VP&D decreased from $140.8 million in 2002 to $126.5 million in 2003, a decline of 10%, compared to a 12% decrease in 2002 from 2001 revenue of $159.4 million. Revenue from Servers decreased from $35.3 million in 2002 to $32.7 million in 2003, a decrease of 7%, compared to a 16% decrease in 2002 from 2001 revenue of $42.0 million. Revenue from Post decreased from $22.2 million in 2002 to $20.8 million in 2003, a decrease of 6%, compared to a 32% increase in 2002 from 2001 revenue of $16.8 million. The Post segment was acquired during fiscal 2001's acquisition of Digital Processing Systems Inc ("DPS"). Accordingly, Post was only included in the Company's results from October 12, 2000 to April 30, 2001.

        All product lines saw declines during the past year. The small declines in Server and Post from 2002 are not significant in the current economic environment. Post sales were lifted by the introduction of dpsVelocityQ mid-year, but were impacted by the continued economic slowdown. The VP&D product line refresh mentioned above occurred towards the end of the Company's 2003 fiscal year, and therefore did not impact fiscal 2003. Shipments of the numerous new and upgraded products are expected to begin in the first and second quarters of fiscal 2004.

Geographic Revenue

        The following table summarizes the revenue from the Company's geographic segments:

Year ending April 30,	2003	%	2002	%	2001	%

Geography
United States	89,874	50%	97,119	49%	101,000	46%
Europe	33,034	18%	39,065	20%	60,758	28%
Non-US Americas	27,134	15%	32,611	16%	27,815	13%
Pacific Rim	29,939	17%	29,447	15%	28,595	13%

Total Revenue	179,981	100%	198,242	100%	218,168	100%

The Company generated approximately 50% of its revenues in the United States, 18% in Europe, 17% in Pacific Rim and 15% in Non-U.S. Americas. Non-U.S. Americas and Pacific Rim revenue can fluctuate widely each quarter due to a smaller number of large projects. Over the next few years, some shift toward the Pacific Rim is anticipated as growth in that region is expected to exceed that of more mature markets.

        Revenue in the United States decreased from $97.1 million in 2002 to $89.9 million in 2003, a decrease of 7%, compared to the 4% decrease in 2002 from 2001 revenue of $101.0 million. Most of the decrease occurred during the Company's fourth quarter as the war in Iraq significantly impacted the Company's customers worldwide as their priorities shifted to providing coverage of the war. This fall-off in demand is expected to be temporary in nature; however, there is uncertainty on when demand will return. Revenue in Europe decreased from $39.1 million in 2002 to $33.0 million, a decrease of 16%, compared to the 36% decrease in 2002 from 2001 revenue of $60.8 million. Revenue in the Pacific Rim grew from $29.4 million in 2002 to $29.9 million, an increase of 2%, compared to the 3% increase in 2002 from 2001 revenue of $28.6 million. The SARS outbreak in Asia had an impact on Pacific Rim revenue in the fourth quarter. It is unclear how long this outbreak will continue to affect the Company's sales in the Pacific Rim. Revenue in the Non-U.S. Americas decreased from $32.6 million in 2002 to $27.1 million in 2003, a decrease of 17%, compared to the 17% increase in 2002 from 2001 revenue of $27.8 million. Revenue in the Non-U.S. Americas was adversely impacted by political and economic problems in several South American countries.

Gross Margin

        Gross margin as a percentage of revenue declined to 50% in 2003 from 53% in 2002 and 55% in 2001. The decline in gross margin during the year resulted from a combination of fixed overheads spread over a lower production volume, specific lower margin sales as part of the Company's inventory reduction plans, the product mix sold, foreign currency fluctuations and continued competitive pricing pressures. Inventory balances dropped from $65.1 million at April 30, 2002, to $56.9 million at April 30, 2003.

        At current revenue levels, the Company expects gross margin to remain in the 50% to 52% range. The higher end of the range will be reached once the newer products make up a larger portion of the overall product mix. Moderate fluctuations in revenue will have an impact on gross margin, as the fixed costs of the Company's manufacturing operations are spread over different production volumes.

Research and Development

        The Company invests in research and development ("R&D") to maintain its position in the markets it currently serves, to enhance its product portfolio, and to innovate and provide new products with new functions and efficiencies to the professional video industry. This investment drives future revenues and margins through new product introductions and more cost-effective designs. R&D spending does not fluctuate with current revenues; however, the Company monitors this spending in relation to revenues and will adjust spending when appropriate. In May 2003, the Company took steps to reduce R&D costs by consolidating certain VP&D and Post functions and facilities, without adversely affecting product development.

        Investment in R&D, net of investment tax credits, in 2003 was $33.2 million or 18% of revenue, down from $33.8 million or 17% of revenue in 2002 and up from $29.6 million or 14% of revenue in 2001. The increase from 2001 to 2002 was largely due to the acquisition of DPS, which was included in the Company's results from October 12, 2000 and thereafter. The Company's R&D investment over the past two years resulted in the major VP&D product line refresh mentioned above that was announced and demonstrated during the Company's fourth quarter at the NAB show, as well as the introduction of dpsVelocityQ and a more complete Server offering.

Selling and Administrative Expenses

        Selling and administrative expenses decreased by 2% in 2003 to $68.4 million from $69.8 million in 2002 and increased by 8% in 2002 over 2001 expenses of $64.4 million. The decrease from 2002 to 2003 is the result of continued expense management initiatives and is offset by approximately $0.5m of increased severance costs in 2003. The increase from 2001 to 2002 was largely due to the acquisition of DPS, which was included in the Company's results from October 12, 2000, and thereafter. Selling and administrative expenses were 38% of revenue in 2003 compared to 35% of revenue in 2002 and 30% of revenue in 2001.

        Selling and administrative expenses include sales, customer service, marketing and administration. For the most part, this expense base is fixed in nature and does not correlate directly with revenue. Over the past two years, the Company has been working to reduce expenses without impairing its ability to respond when the capital spending market returns.

Income Taxes

        The Company evaluates income taxes using income taxes (excluding income taxes — partly owned businesses) as a percentage of earnings from continuing operations before amortization, equity interests and income taxes. The Company's effective tax rate was 18.9%, 28.6% and 31.1% in 2003, 2002 and 2001 respectively. The decrease in the Company's effective tax rate in 2003 is primarily due to the Company setting up a valuation allowance against certain tax assets.

        Income tax expense (recovery) totaled ($2.2 million), $2.5 million and $6.4 million in 2003, 2002 and 2001 respectively. See the Company's "2003 Audited Consolidated Financial Statements — Note 12". The Company's effective tax rate under Canadian GAAP is not meaningful in 2003 and 2002 as the Company had a large loss from continuing operations before income taxes as a result of the write-down of goodwill and acquired technology in 2003 and the write-down of equity interest in losses of partly owned businesses in 2002. These write-downs reduced earnings before income taxes for accounting purposes but not for tax purposes. The Company's effective tax rate under Canadian GAAP was 57.0% in 2001, which was higher than in prior years. The primary reason for the increase was that the amortization of acquired technology and goodwill and the equity interest in losses of partly owned businesses reduced earnings before income taxes for accounting purposes, but not by an equal amount for tax purposes.

Net Operating Income (Loss)

        As a result of the factors discussed above, Net Operating Income (Loss) (as defined above) was a loss of ($9.6 million) in 2003 or ($0.32) per share compared to income of $1.0 million or $0.03 per share in 2002 and $18.8 million or $0.66 per share in 2001. For further detail, refer to "Definitions."

Goodwill and Acquired Technology

        Amortization of acquired technology and goodwill increased by 3% in 2003 to $6.0 million compared to an 18% decrease in 2002 to $5.8 million from $7.1 million in 2001. The decrease in amortization in 2002 was because the Company ceased amortizing goodwill in accordance with the new accounting rules. The decrease was partially offset by an increase in amortization of acquired technology as a result of the full year inclusion of the amortization of acquired technology from the acquisition of DPS.

        In fiscal 2003, the Company has assessed its intangible assets and determined that their carrying value was impaired. Accordingly, the Company wrote down its entire balances of goodwill and acquired technology during the fourth quarter of 2003. The total write down was $83.1 million. See also "Critical Accounting Policies and Estimates" below.

Equity Interest in Losses of Partly Owned Businesses

        During fiscal 2002, the Company wrote down its investments in Path 1 and FastVibe. The Equity interest in earnings (losses) of partly owned businesses was $0.2 million, ($30.2 million) and ($9.0 million) in 2003, 2002 and 2001 respectively.

Loss from Continuing Operations

        Loss from continuing operations in 2003 was ($98.5 million) or ($3.31) per share compared to ($37.2 million) or ($1.25) per share in 2001 and earnings from continuing operations of $4.8 million or $0.17 per share in 2001. The primary reasons for the decrease from 2002 to 2003 are the decrease in revenue and write downs of goodwill and acquired technology and from 2001 to 2002 include a decrease in revenue and write downs of investments in partly owned businesses.

Net Loss

        Net loss in 2003 was ($98.5 million) or ($3.31) per share, compared to ($44.7 million) or ($1.50) per share in 2002 and net earnings of $2.3 million or $0.08 per share in 2001.

        The Loss from discontinued operations in fiscal 2002 is from the Company's semiconductor segment, for which a formal plan of disposal was made in October 2001. The Company has sold over 80% of its interest in the semiconductor segment, Silicon Construction Sweden AB ("SiCon"). The terms of this sale include deferred payments, the substantive portion of which management has collected. The Company expects to record a one-time gain on disposal of approximately $0.3 million when all remaining uncertainties around the disposal are settled. This gain will be reflected in Loss from discontinued operations, and therefore will not impact Net Operating Income (Loss). The Company continues to retain less than a 20% share in SiCon and does not retain any special rights. This investment is accounted for as a portfolio investment and carried at $nil.

        The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. A reconciliation to U.S. GAAP has been provided in note 18 to the consolidated financial statements. Net loss in 2003 under U.S. GAAP totaled ($95.1 million) or ($3.19) per share compared to ($39.2 million) or ($1.32) per share in 2002 and ($3.0 million) or ($0.10) per share in 2001. Significant reconciling items in 2003 include a recapture of previously expensed in-process research and development for the acquisition of DPS. Under Canadian GAAP, in-process research and development forms part of the acquired technology balance purchased on acquisition of DPS, while under U.S. GAAP it was expensed at the time the investment was made.

LIQUIDITY AND CAPITAL RESOURCES

Cash Position

        At year-end, the Company's cash and cash equivalents position was $18.6 million compared to $7.9 million at the prior year-end. Cash flows provided by continuing operations were $16.4 million in 2003 compared to $7.4 million in 2002. The primary reasons for the increase in cash and cash equivalents are lower working capital requirements due to lower volumes, improved working capital management and reduced capital expenditures partially offset by the foreign exchange impact from a weakening U.S. dollar.

        It is anticipated that working capital of $93.5 million is sufficient to meet the Company's daily cash requirements throughout the next twelve months. On August 12, 2003, the Company announced it entered into an agreement to raise approximately $20 million through the issuance of common shares at $4.50 per share for acquisitions, working capital and general corporate purposes. The Company accesses the capital markets from time-to-time for a variety of purposes. As of July 31, 2003, while the Company has no current requirements or availability to draw its lines of credit, the Company is in discussions with bankers to put in a facility to result in greater access to funds. The Company expects to have a new facility in place by the end of its second quarter, October 31, 2003.

Accounts Receivable

        Accounts receivable decreased $19.5 million in 2003 to $29.9 million from $49.4 million in 2002, a decrease of 39%. Days sales outstanding decreased from 87 days at the end of 2002 to 70 days at the end of 2003 as the Company improved its collections.

Inventory

        Inventory at year-end decreased 13% to $56.9 million from $65.1 million in 2002. During 2003, the Company focused on improving its balance sheet metrics and successfully reduced inventory through improved tools and management.

Capital Assets and Expenditures

        Capital assets, net of accumulated depreciation, decreased to $47.4 million at the end of 2003 from $60.7 million at the prior year-end. Additions to capital assets amounted to $3.6 million during 2003 compared to $15.0 million during 2002. All additions during fiscal 2003 were financed from cash flows provided by operations and sales of real estate. Expenditures during 2003 were primarily for manufacturing and R&D equipment, and computer equipment and software. During 2003, the Company disposed of a building and land in Toronto, Ontario, and land in Chesapeake, Virginia.

        The Company plans to spend less than $7.0 million on capital projects during fiscal 2004, excluding acquisitions. The expenditures will include computer equipment and software and additional equipment purchases for research and development. This investment will be funded from cash balances, bank facilities and cash flows from operations. The Company is also considering further real estate divestitures during fiscal 2004, depending on market conditions.

Dividends

        No dividends were paid during 2003 or 2002. The Company does not presently foresee payment of dividends and plans to use any income to finance growth and operations, including R&D activities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

        The Company prepares its financial statements in accordance with generally accepted accounting principles ("GAAP") in Canada with a reconciliation to U.S. GAAP, as disclosed in note 18 to the 2003 consolidated financial statements. Significant accounting policies and methods used in preparation of the financial statements are described in note 1 to the 2003 consolidated financial statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position. The policies identified as critical to the Company are discussed below.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The Company evaluates its estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, the useful lives and valuation of intangible assets and the fair values of reporting units for purposes of goodwill impairment tests. Actual results could differ materially from those estimates and assumptions.

Revenue Recognition

        The Company derives its revenue from direct sales to professional video customers as well as through dealers and systems integrators, which also sell to professional video customers. Customers typically issue standard purchase orders to the Company, or, in the case of more complex installations, project specific contracts are signed. The Company recognizes product revenue upon shipment to the customer as performance has occurred, all customer-specified acceptance criteria have been tested and met, and the earnings process is considered complete.

Goodwill and Acquired Technology

        During fiscal 2002, the Company adopted the provisions of Canadian Institute of Chartered Accountants Handbook Section 3062, "Goodwill and Other Intangible Assets" and ceased amortizing goodwill. During the fourth quarter of 2003, the Company performed its annual valuation and impairment test of goodwill and acquired technology. As a result of more conservative cash flow projections due to a weak global economic environment and prolonged declines in the professional video market, the Company determined that the entire balances of its goodwill and acquired technology were impaired, and accordingly, wrote the balances to nil during 2003. The total non-cash charge as a result of the write-down was $83.1 million.

Income Taxes

        The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Management considers factors such as the reversal of deferred income tax liabilities, projected future taxable income in each jurisdiction, the nature of the income tax assets and tax planning strategies. A change to these factors could impact the estimated valuation allowance and income tax expense.

Inventory Valuation

        The Company values its inventory at the lower of cost and net realizable value. The Company performs a quarterly assessment of its inventory value taking into consideration factors such as inventory aging, future demand for the inventory, expected new product introductions, competitive pressures and numerous other factors. A change to these assumptions could impact the valuation of inventory and have a resulting impact on margins.

Discontinued Operations

        During the second quarter of fiscal 2002, the Company approved a formal plan to sell SiCon, its Semiconductor operating segment. In accordance with this decision, the Company began accounting for the Semiconductor segment as a discontinued operation with a measurement date of October 31, 2001. The results of operations of the Semiconductor segment are excluded from continuing operations in the consolidated statements of earnings for all periods presented. During the third quarter of fiscal 2002, the Company made a decision to shut down the North American operations of the Semiconductor division. In accordance with this decision, the Company took a charge of $4.0 million for the estimated loss on disposal. The loss consisted of estimated severance and closure costs, operating losses since October 31, 2001, and a write down of the net assets of the North American operations. During the fourth quarter of fiscal 2002, the Company wrote down the goodwill balance related to the Semiconductor reporting unit in Sweden with an additional charge of $1.3 million.

        During fiscal 2003, the Company sold 80.1% of its interest in SiCon for $0.3 million. The Company continues to hold a 19.9% interest in SiCon with standard rights applicable to all common shareholders. The Company is accounting for its remaining interest in SiCon as a portfolio investment with a carrying value of nil.

        This MD&A excludes the results of the Semiconductor segment.

Investments in Partly Owned Businesses

        During fiscal 2002, the Company recorded non-recurring charges of $27.8 million from its review of the valuations of its equity investments in Path 1 Network Technologies Inc. ("Path 1") and FastVibe Corporation ("FastVibe"). The Company determined that write downs of $25.2 million for Path 1 and $2.6 million for FastVibe were necessary for other than temporary declines in the value of the investments. At April 30, 2003 and 2002, the carrying values of both Path 1 and FastVibe were nil.

RISK FACTORS

        In the normal course of its business, the Company is exposed to a variety of risks that can affect its performance and could cause the Company's actual results to differ in material respects from the results discussed herein. These risks are discussed below.

Global Political and Economic Uncertainties

        Over the past two years, the U.S., European and many other economies have experienced a swift economic slowdown that has translated into higher inventory levels and reduced capital spending in many sectors of the economy. If the economic slowdown continues, Leitch's revenue could continue to be negatively impacted. Because the Company's revenues are geographically dispersed, localized geopolitical uncertainties do not create any extraordinary level of exposure. They do, however, affect the Company insofar as they impact the world's economies.

        The Company sells into over 80 countries worldwide. Regional and international political unrest, such as that currently in South America and the Middle East, can negatively impact the Company's revenue and ability to collect its accounts receivable.

New Products and Technological Change

        The markets for the Company's products are competitive and are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company's products embody complex technology and are designed to be compatible with current and evolving industry standards, and the Company invests significant resources in the development of products for the markets it serves. The success of the Company continues to depend upon market acceptance of its existing products, its ability to enhance those products and its ability to introduce new products and features to meet changing customer requirements. The Company's business, financial condition and results of operations could be adversely affected if the Company incurs delays in developing new products or enhancements, or if such products or enhancements do not gain market acceptance.

        The Company does not rely on any one product and continues to support and develop a diversified product offering.

Competitive Environment

        The Company competes with a large number of companies in each of its product lines. Competitors vary widely in size, product breadth, market expertise and geographical penetration. Many competitors are relatively small (with less than $10 million in annual sales), while some are divisions of large multinationals. The key barriers to entry into the Company's markets include establishment and maintenance of a solid technological base, establishment of a reputation for industry experience and acceptance, establishment of a strong company reputation as a credible supplier to large end-users, establishment of distribution channels and relationships and development of sufficient product line breadth. The Company believes its products provide critical functionality at attractive price/performance points, and in some cases offer unique features or technological advantages. The Company has a strong reputation for customer service and continues to strengthen its sales channels to ensure it remains a key supplier to its customers. The Company seeks to protect its competitive advantage by offering a wide variety of products capable of meeting the latest industry standards and requirements.

Intellectual Property

        The Company must protect its proprietary technology and operate without infringing upon the intellectual property rights of others. Leitch relies on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect its proprietary technology. These steps may not protect the Company's proprietary information nor give it any competitive advantage. Others may independently develop substantially equivalent intellectual property or otherwise gain access to Leitch's trade secrets or intellectual property, or disclose such intellectual property or trade secrets. If Leitch is unable to protect its intellectual property, the Company's business could be materially harmed.

        There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to Leitch, to protect its trade secrets, trademarks and other intellectual property rights owned by the Company, or to defend against claimed infringement. In the course of business, the Company has received communications asserting that its products infringe patents or other intellectual property rights of third parties. The Company has investigated or continues to investigate the factual basis of such communications and has negotiated or will negotiate licenses where appropriate. It is likely that in the course of the Company's business, Leitch will receive similar communications in the future. While it may be necessary or desirable in the future to obtain licenses relating to one or more of the Company's products, or relating to current or future technologies, Leitch may not be able to do so on commercially reasonable terms, or at all. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation.

Business Cycles

        Demand for the capital equipment supplied by the Company can fluctuate with macro-economic cycles, as it may be possible for customers to defer capital spending when their own business models are under pressure. The Company's sales also tend to be project-driven, which can result in sales spikes rather than a continuous smooth revenue curve.

        These risks are mitigated in part by the following factors:

  •
  The Company does not depend on a small number of key customers, increasing the likelihood that some of its customers will at any one time be making capital investments.

  •
  The geographic breadth of the Company's distribution provides a hedge against economic or political events in any one region of the world.

  •
  A certain amount of capital spending is not discretionary, but is linked instead to the imperative for maintaining a reliable technical infrastructure in order to stay on air. A portion of the Company's business is replacement and upgrade business rather than new projects.

  •
  Changes in technology and technical standards also provide an incentive for broadcasters to invest on a regular basis. The motivation may be either regulatory or related to performance enhancements provided by the new technology.

Quarterly revenue from operations for the last three years is shown in the following table:

QUARTERLY REVENUE ($ millions)	Q1	Q2	Q3	Q4

2003	47.0	45.7	49.1	38.2
2002	48.9	51.9	46.6	50.8
2001	48.3	52.0	55.6	62.2

There can be no assurance that revenues or net earnings in any particular quarter will not be lower, or losses greater, than that of the preceding quarters.

        The Company's expense levels are based, in part, on its expectations as to future revenues as well as the timing of major trade shows, including NAB in April and International Broadcasting Convention ("IBC") in

September. If revenue levels are below expectations, operating results are likely to be adversely affected. In light of the foregoing, quarter-to-quarter comparisons of the Company's operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results. Reductions in revenue or net income between quarters or the failure of the Company to achieve expected quarterly earnings per share could have a material adverse affect on the market price of the common shares of the Company.

Reliance on Key Employees

        The Company's prospective success will be dependent on the performance and continued service of its executive officers and certain key employees. Competition for high-level engineering, marketing, sales, and executive personnel is intense, particularly in the technology sector. There can be no assurance that the Company will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of key managers and executives, or the failure to attract, hire and retain additional key employees could materially affect the Company's business.

Environmental & Regulatory Risk

        The Company respects all environmental legislation, industry norms and standards. The Company's policy is to limit the use of environmentally harmful substances in the manufacturing of its products.

Foreign Exchange

        Expenses are predominantly incurred in the currencies of the countries in which the Company has substantial operations — Canada, the United States and the United Kingdom. The Company is exposed to U.S. dollar, Euro and Pound Sterling currency fluctuations. The Company uses foreign exchange option and forward contracts to minimize the downside risk to the Company from fluctuations in its cash flows due to exchange rate changes.

        During the Company's third and fourth quarters of fiscal 2003, the U.S. dollar weakened significantly against the Canadian dollar. The Company generates approximately 75% of its worldwide revenue in U.S. dollars and reports its consolidated financial statements in Canadian dollars. If U.S. dollar weakness persists, this will adversely impact the Company's revenue and net earnings (loss). Natural hedges eliminate the majority, but not all, of the Company's U.S. dollar exposure. The Company has hedged approximately 65% of its forecasted net U.S. dollar cash flow exposure in fiscal 2004 at rates above spot rates at April 30, 2003.

Carrying Value of Future Tax Assets

        The Company's carrying value of future tax assets is assessed, in part, with reference to projected future results. These projections are based on the Company's strategic and operating plans. A significant adverse change in the Company's projections could negatively impact the valuation of the future tax assets.

Stock Price Volatility

        The trading price of the Company's common stock has in the past and could in the future fluctuate significantly. The fluctuations have been or could be in response to numerous factors, including quarterly variations in results of operations; announcements of technological innovations or new products by the Company, its customers or competitors; changes in securities analysts' recommendations; announcements of acquisitions; changes in earnings estimates made by independent analysts; general fluctuations in the stock market; or revenues and results of operations below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of the Company's common stock.

        With the advent of the Internet, new avenues have been created for the dissemination of information. The Company has no control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in the best interest of the Company and its shareholders. This, in addition to other forms of investment information including newsletters and research publications, could result in a sharp decline in the market price of Leitch's common stock.

        In addition, stock markets have occasionally experienced extreme price and volume fluctuations. The market prices for high-technology companies have been particularly affected by these market fluctuations, and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of Leitch's common stock.

Outlook

        The Company's long-term outlook is unchanged from the last four quarters. The Company's short-term strategy is to conserve cash while continuing to manage its expenses and balance sheet with a view to returning to profitability. The Company has announced in connection with its first quarter financial update on August 11, 2003, that the Company's cost structure will be optimized and accordingly the Company expects to return to profitability independent of an increase in capital spending in the professional video market. The Company also continues to be well positioned to capitalize on an expected upturn in capital spending by the professional video market. The Company has not significantly compromised its research and development capabilities and recently launched a number of award-winning products that are improving customers' businesses.

        Since 2000 the Company has been investing in the upgrading of its facilities, systems and personnel. The resulting impact on the cost base has been significant, particularly in light of reduced revenues during the macro-economic downturn. However, management believes that these changes have been crucial. The Company is now capitalizing on this efficient, scalable base as it seeks to capitalize on market conditions when they improve.

        The Company believes that its markets continue to have opportunity for future long-term growth although the timing for this growth is uncertain. Key growth drivers are as follows:

  •
  As broadcasters look for ways to enhance their own business models, they seek productivity improvements as well as opportunities to offer enhanced services to their customers. Investment in new technical infrastructure remains the most obvious way to achieve these things. Several key transitions in enabling technology (analog to digital, tape to disk) are still underway.

  •
  Emerging economies will continue to invest in television infrastructure to educate and communicate to their populations, resulting in market growth in the developing world.

  •
  The customer base will expand as corporations and other organizations make increasing use of high-quality video to communicate with employees, customers and other stakeholders.

  •
  The digitization of media allows content owners to more effectively manage and derive revenue from those assets. The infrastructure required to manage these assets, as well as to support competing delivery mechanisms to the consumer, will create long-term opportunities for Leitch.

The Company believes that it can grow faster than its end markets by developing or acquiring products that address new and existing market needs and by providing unequaled service in all of its product lines. It also believes that it can capitalize on its brand, scale, and operational effectiveness to provide better products at competitive pricing, thereby enhancing its market share. Technology remains an important driver in this business, and it is still evolving rapidly. Periods of technological change are characterized by the emergence of new product categories and shifting opportunities for market leadership.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

        The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. Management is responsible for their integrity, objectivity and reliability and, where necessary, they reflect management's best estimates and judgments. Management is also responsible for the maintenance of financial and operating systems, which include effective controls, to provide reasonable assurance that the Corporation's assets are safeguarded and that reliable financial information is produced.

        The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises these responsibilities through its Audit Committee whose members are not involved in the daily activities of the Corporation. Each quarter the Audit Committee meets with management and, as necessary, with the independent auditors, KPMG LLP, to satisfy itself that management's responsibilities are properly discharged and to review and report to the Board on the consolidated financial statements.

        In accordance with generally accepted auditing standards, the independent auditors conduct an examination each year in order to express a professional opinion on the consolidated financial statements.

Stan J. Kabala President & Chief Executive Officer	Reginald J. Tiessen Chief Financial Officer

KPMG LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto ON M2P 2H3	Telephone (416) 228-7000 Telefax (416) 228-7123 www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

        We have audited the consolidated balance sheets of Leitch Technology Corporation as at April 30, 2003 and 2002 and the consolidated statements of earnings, retained earnings (deficit) and cash flows for each of the years in the three-year period ended April 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended April 30, 2003 in accordance with Canadian generally accepted accounting principles.

Toronto, Canada May 30, 2003	Chartered Accountants

LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars)
April 30, 2003 and 2002

	2003	2002
Assets
Current assets:
Cash and cash equivalents	$18,560	$7,942
Accounts receivable	29,916	49,403
Inventory (note 7)	56,873	65,052
Future income taxes (note 12)	5,705	4,937
Income taxes recoverable	1,153	2,989
Prepaid expenses and other assets	6,128	7,225

	118,335	137,548
Capital assets (note 8)	47,403	60,675
Future income taxes (note 12)	20,020	19,176
Investments in partly owned businesses (note 5)	1,708	1,777
Acquired technology (note 2)	—	15,258
Goodwill (note 2)	—	73,824

	$187,466	$308,258

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$24,837	$38,162
Future income taxes (note 12)	—	2,437
Income taxes payable	39	—

	24,876	40,599
Future income taxes (note 12)	5,407	6,659
Shareholders' equity:
Capital stock (note 9)	214,066	214,066
Cumulative translation account	841	6,162
Retained earnings (deficit)	(57,724)	40,772

	157,183	261,000
Commitments and contingencies (note 17)

	$187,466	$308,258

        On behalf of the Board:

(Signed) ALBERT GNAT Director	(Signed) STAN KABALA Director

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of Canadian dollars, except per share amounts)
Years ended April 30, 2003, 2002 and 2001

	2003	2002	2001
Revenue	$179,981	$198,242	$218,168
Cost of goods sold	90,334	93,548	98,688

Gross margin	89,647	104,694	119,480
Expenses:
Selling and administrative	68,411	69,782	64,354
Gross research and development	36,760	37,353	32,725
Investment tax credits	(3,532)	(3,516)	(3,107)
Interest income, net	(144)	(260)	(1,808)

	101,495	103,359	92,164

Earnings (loss) from continuing operations before amortization, equity interests and income taxes	(11,848)	1,335	27,316
Write-down and amortization (note 2):
Goodwill	73,824	—	4,803
Acquired technology	15,258	5,801	2,314
Equity interest in losses (earnings) of partly owned businesses (note 5)	(189)	30,245	9,046

Earnings (loss) from continuing operations before income taxes	(100,741)	(34,711)	11,153
Income taxes (recovery) (note 12)	(2,245)	382	8,505
Income taxes (recovery) — partly owned businesses (note 12)	—	2,133	(2,148)

	(2,245)	2,515	6,357

Earnings (loss) from continuing operations	(98,496)	(37,226)	4,796
Loss from discontinued operations, net of tax benefit (note 3)	—	(2,099)	(2,478)
Estimated loss on disposal of discontinued operations, net of tax benefit (notes 2 and 3)	—	(5,347)	—

Net earnings (loss)	$(98,496)	$(44,672)	$2,318

LEITCH TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS (continued)

(In thousands of Canadian dollars, except per share amounts)
Years ended April 30, 2003, 2002 and 2001

	2003	2002	2001
Earnings (loss) per share from continuing operations:
Basic	$(3.31)	$(1.25)	$0.17
Diluted	(3.31)	(1.25)	0.17

Earnings (loss) per share:
Basic	$(3.31)	$(1.50)	$0.08
Diluted	(3.31)	(1.50)	0.08

Weighted average number of shares outstanding (thousands):
Basic	29,782	29,782	28,577
Diluted	29,782	29,782	28,781

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

Consolidated Statements of Retained Earnings (Deficit)
(In thousands of Canadian dollars)
Years ended April 30, 2003, 2002 and 2001

	2003	2002	2001
Retained earnings, beginning of year	$40,772	$85,444	$83,126
Net earnings (loss)	(98,496)	(44,672)	2,318

Retained earnings (deficit), end of year	$(57,724)	$40,772	$85,444

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION

Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
Years ended April 30, 2003, 2002 and 2001

	2003	2002	2001
Cash flows from operating activities:
Earnings (loss) from continuing operations Items not involving cash:	$(98,496)	$(37,226)	$4,796
Depreciation	13,184	9,966	9,195
Future income taxes	(5,301)	(4,129)	(7,201)
Amortization of goodwill and acquired technology	6,013	5,801	7,117
Write-down of goodwill and acquired technology	83,069	—	—
Equity interest in losses (earnings) of partly owned businesses	(189)	30,245	9,046
Loss (gain) on disposal of capital assets	272	(406)	(1,138)
Non-controlling interest	—	—	45
Net change in non-cash balances related to operations (note 16)	17,821	3,191	(10,131)

Cash flows provided by continuing operations	16,373	7,442	11,729
Cash flows used in discontinued operations	(508)	(3,925)	(1,716)

Cash flows provided by operating activities	15,865	3,517	10,013
Cash flows from financing activities:
Issue of capital stock	—	—	55,621
Share issue costs, net of income taxes of $1,112 in 2001	—	—	(1,636)

Cash flows provided by financing activities	—	—	53,985
Cash flows from investing activities:
Investment in capital assets	(3,642)	(14,953)	(26,685)
Business acquisitions and investments, net of cash acquired	—	(989)	(39,283)
Proceeds from disposal of capital assets	3,062	3,123	2,060

Cash flows used in investing activities	(580)	(12,819)	(63,908)
Change in cash balances due to foreign exchange	(4,667)	3,258	(1,509)

Increase (decrease) in cash and cash equivalents	10,618	(6,044)	(1,419)
Cash and cash equivalents, beginning of year	7,942	13,986	15,405

Cash and cash equivalents, end of year	$18,560	$7,942	$13,986

Supplemental cash flow information:
Income taxes paid	$1,176	$3,492	$6,203
Interest paid	109	307	47
Supplemental disclosure of non-cash financing and investing activities:
Shares issued in respect of business acquisitions and investments	—	—	43,884

The accompanying notes form an integral part of these consolidated financial statements.

LEITCH TECHNOLOGY CORPORATION
Notes to Consolidated Statements
(In thousands of Canadian dollars, except per share amounts)
Years ended April 30, 2003, 2002 and 2001

Leitch Technology Corporation ("Leitch" or the "Company") is incorporated under the Ontario Business Corporations Act. The Company is a global leader in the design, development and distribution of high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, internet and business-to-business. Leitch is headquartered in Toronto, Canada, with other key offices in Virginia, Illinois, Kentucky and California in the United States, the United Kingdom, France and Hong Kong.

1.     Significant accounting policies:

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles conform in all material respects with the accounting principles generally accepted in the United States ("U.S. GAAP"), except as described in note 18.

(a)
Principles of consolidation:

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company's main operating subsidiaries are: Leitch Technology International Inc. (Canada); Leitch Incorporated (USA); Leitch Europe Limited (UK); and Leitch Asia Limited (Hong Kong). Intercompany transactions and balances are eliminated on consolidation.

(b)
Measurement uncertainty:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, inventory valuation, income tax valuation allowances, the useful lives and valuation of intangible assets and the fair values of reporting units for purposes of goodwill impairment tests. Actual results could differ from those estimates.

(c)
Revenue recognition:

        Revenue is recognized when title to the goods is transferred to customers and collectibility is reasonably assured. Provision is made for potential sales returns, which are historically not significant, at the time of shipment. Service revenue is recognized as services are performed.

(d)
Cash and cash equivalents:

        Cash and cash equivalents are defined as highly liquid investments with original maturities of 90 days or less when purchased.

(e)
Inventory:

        Inventory is valued at the lower of cost and net realizable value.

(f)
Capital assets:

        Capital assets are stated at cost less accumulated depreciation. Depreciation is provided using the following methods and annual rates:

Asset	Basis	Rate
Buildings	Straight line	4% – 5%
Automobiles	Declining balance	30%
Computer equipment and software	Straight line	20% – 33%
Equipment	Straight line	10% – 20%
Leasehold improvements	Straight line	Over term of lease
(g)
Equity-accounted investments:

        Investments in which the Company has significant influence but not control ("partly owned businesses") are accounted for using the equity method. Under the equity method, investments are initially recorded at cost and the carrying value is adjusted thereafter to include the Company's pro rata share of post-acquisition earnings or losses of the investee, computed by the consolidation method. If there is a loss in the value of an investment that is other than a temporary decline, the investment is written down to recognize the loss.

(h)
Research and development expenditures:

        Research costs, other than capital expenditures that have alternative uses, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortization. The Company has not deferred any such development costs to date.

(i)
Goodwill and acquired technology:

        Effective May 1, 2001, the Company adopted the new provisions of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3062 ("Section 3062"), "Goodwill and Other Intangible Assets".

        Goodwill represents the excess of the purchase consideration over the fair value of the net identifiable assets of businesses acquired. On May 1, 2001, the Company assigned its goodwill balances to reporting units that coincide with the Company's operating segments. On an annual basis, management conducts a fair value impairment test for goodwill using discounted future cash flows expected to be provided by the operations of the reporting units to determine whether the fair value of each reporting unit exceeds its carrying value, including goodwill. To the extent a reporting unit's carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount.

        Other intangible assets, shown as acquired technology, represent the fair value of existing technology purchased at the time of acquisition of the assets of Agilevision, LLC ("Agilevision") and the common shares of Digital Processing Systems Inc. ("DPS") and are being amortized on a straight-line basis over a period of four years. An impairment in the value of acquired technology is assessed based on projected discounted future cash flows.

        The Company conducted its annual goodwill and acquired technology assessment in the fourth quarter of fiscal 2003 and recorded an impairment charge. The impairment charge is described in note 2.

(j)
Foreign currency translation:

        Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date; revenue and expense items are translated at the average rates prevailing during the year. The resulting gains or losses are included in consolidated net earnings (loss), except exchange gains or losses arising from the translation of the Company's self-sustaining foreign operations, which are included in the cumulative translation account in shareholders' equity. When there is a reduction in the Company's net investment in a self-sustaining foreign operation, a proportionate amount of the cumulative translation account is included in the determination of consolidated net earnings (loss).

(k)
Income taxes:

        The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized for all significant temporary differences between the tax and accounting treatment bases of assets and liabilities and for certain carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment of the change.

(l)
Investment tax credits:

        The Company uses the cost reduction method of accounting for investment tax credits. Under this method, investment tax credits are treated as a reduction of the relevant asset account or of research and development expenses in the year that the credits become available and there is reasonable assurance that they will be realized.

(m)
Stock-based compensation:

        The Company has a stock option plan for employees and directors. The Company applies the intrinsic value recognition method of accounting for stock options. The Company has adopted CICA Handbook Section 3870 ("Section 3870"), "Stock-based Compensation and Other Stock-based Payments". All stock options issued under this plan have an exercise price equal to or greater than the fair market value of the underlying common shares on the date of grant. As a result, no compensation expense is recorded on the granting of options under this plan. Consideration paid by employees on the exercise of stock options is recorded as share capital. The stock option plan is further described in note 10.

(n)
Earnings per share:

        Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options using the treasury stock method.

(o)
Financial instruments:

        The Company uses derivative financial instruments to hedge the cash flow risk associated with forecasted transactions in foreign currencies. These instruments include foreign exchange option agreements and foreign exchange forward contracts. All such instruments are only used for risk management purposes and the Company does not enter into derivatives for speculative purposes.

        The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific forecasted transactions. The Company also formally assesses, both at the hedge's inception and at the end of each quarter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

        Gains and losses on hedges of forecasted transactions are recognized in earnings in the same period as the underlying hedged transaction, or in earnings immediately when the hedge is no longer effective or the forecasted transactions are no longer expected.

(p)
Recently issued accounting pronouncements:

(i)
Hedging relationships:

        The CICA issued Accounting Guideline AcG-13, which establishes criteria for hedge accounting effective for the Company's 2004 fiscal year. The Company has reviewed the requirements of AcG-13 and has determined that all of its current hedges will continue to qualify for hedge accounting when the guideline becomes effective.

  (ii)
  Impairment or disposal of long-lived assets:

        In December 2002, the CICA issued Handbook Section 3063, "Impairment on Disposal of Long-lived Assets ("Section 3063") and revised CICA Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations" ("Section 3475"). These Sections supersede the write-down and disposal provisions of Section 3061, "Property, Plant and Equipment", and Section 3475, "Discontinued Operations". The new standards are consistent with U.S. GAAP. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. An impairment is recognized when the carrying amount of an asset to be held and used exceeds the projected future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value. Section 3475 provides specific criteria for and requires separate classification for assets held for sale and for these assets to be measured at the lower of their carrying amounts or fair values, less costs to sell. Section 3475 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from operations. Section 3063 is effective for the Company's 2004 fiscal year; however, early application is permitted. Revised Section 3475 is applicable to disposal activities committed to by the Company after May 1, 2003, however, early application is permitted. The Company expects that the adoption of these standards will have no material impact on its financial position, results of operations or cash flows.

  (iii)
  Guarantees:

        In December 2002, the CICA approved Accounting Guideline AcG-14, which requires certain disclosures of obligations under guarantees, effective for the Company's first quarter of fiscal 2004. AcG-14 is generally consistent with the disclosure requirements for guarantees under U.S. GAAP. AcG-14 does not apply to product warranties or the measurement requirements under U.S. GAAP. The Company expects that the adoption of AcG-14 will have no material impact on its financial position, results of operations or cash flows.

2.     Goodwill and acquired technology:

        Effective May 1, 2001, the Company adopted the new provisions of Section 3062, "Goodwill and Other Intangible Assets". In accordance with the new standard, the Company has ceased amortizing goodwill, including equity-accounted goodwill.

        The Company's goodwill and acquired technology balances by reporting unit are as follows:

	2003	2002
Goodwill:
Video processing and distribution	$—	$27,248
Servers	—	19,777
Post production	—	26,799

	$—	$73,824

Acquired technology:
Video processing and distribution	$—	$5,705
Post production	—	9,553

	$—	$15,258

        The Company's pro forma net earnings (loss) and basic and diluted earnings (loss) per share, assuming Section 3062 had been adopted at the beginning of fiscal 2001, are as follows:

	2003	2002	2001
Reported net earnings (loss)	$(98,496)	$(44,672)	$2,318
Add amortization of:
Goodwill	—	—	4,803
Equity-accounted goodwill	—	—	2,945

Adjusted net earnings (loss)	$(98,496)	$(44,672)	$10,066

Basic earnings (loss) per share:
Reported net earning (loss)	$(3.31)	$(1.50)	$0.08
Amortization of:
Goodwill	—	—	0.17
Equity-accounted goodwill	—	—	0.10

Adjusted net earnings (loss)	$(3.31)	$(1.50)	$0.35

Diluted earnings (loss) per share:
Reported net earning (loss)	$(3.31)	$(1.50)	$0.08
Amortization of:
Goodwill	—	—	0.17
Equity-accounted goodwill	—	—	0.10

Adjusted net earnings (loss)	$(3.31)	$(1.50)	$0.35

(a)
Goodwill:

        During the fourth quarter of fiscal 2003, the Company performed its annual goodwill impairment test. The weak global economic environment, as well as prolonged declines in the professional video market contributed to an impairment of goodwill in the fourth quarter as estimated fair values of all the Company's reporting units fell below their respective carrying values. The fair values of the reporting units were estimated using a combination of a market approach and discounted cash flows. Revenue and expense projections used in determining the fair values were based on management's estimates, including estimates of current and future industry conditions. Cash flows were discounted using a weighted average cost of capital. The Company recorded a goodwill impairment charge of $73,824, which reduced its goodwill balance to nil. During the fourth quarter of fiscal 2002, the Company determined that the fair values of each of its reporting units exceeded the carrying values of those reporting units. Accordingly, no impairment loss was recognized in fiscal 2002.

        In fiscal 2002, as a result of the decision to dispose of the Semiconductor segment, the Company wrote down the goodwill balance of its Semiconductor reporting unit to nil. The write-down resulted in a charge to estimated loss on disposal of discontinued operations of $1,311.

        Amortization of goodwill was $4,803 during fiscal 2001.

(b)
Acquired technology:

        In the fourth quarter of fiscal 2003, the Company recorded an impairment charge totalling $9,245, to write down acquired technology in the Video processing and distribution and Post production reporting units in connection with the regular recoverability review of acquired technology.

        Amortization of acquired technology was $6,013, $5,801 and $2,314 for the years ended April 30, 2003, 2002 and 2001, respectively.

3.     Discontinued operations:

        During the second quarter of fiscal 2002, the Company approved a formal plan to sell the Semiconductor operating segment. In accordance with this decision, the Company began accounting for the Semiconductor segment, SiliCon Construction Sweden AB ("SiCon Sweden") as a discontinued operation with a measurement date of October 31, 2001. Subsequent to October 31, 2001, the Company closed the North American operations of the Semiconductor segment and wrote down the value of the related goodwill, resulting in an estimated loss on disposal of discontinued operations of $5,347, net of tax benefit of $445. The estimated loss on disposal and results of operations have been excluded from continuing operations in the consolidated statements of earnings for all years presented. The loss from discontinued operations is net of tax benefits of $858 and $870 for the years ended April 30, 2002 and 2001, respectively.

        During fiscal 2003, the Company sold 80.1% of its interest in the Semiconductor operating segment for $299. The Company continues to hold a 19.9% interest in the Semiconductor segment with standard rights applicable to all common shareholders. The Company accounts for its remaining interest in SiCon Sweden as a portfolio investment with a carrying value of nil.

        Assets and liabilities of the Semiconductor segment that are included in the Company's consolidated balance sheets are as follows:

	2003	2002
Cash and cash equivalents	$—	$106
Other current assets	—	373
Capital assets	—	385
Accounts payable and accrued liabilities	(1,038)	(1,695)
Income taxes payable	—	(1)

	$(1,038)	$(832)

        The Semiconductor segment had revenue as follows:

	2003	2002	2001
Revenue	$—	$1,594	$1,426

4.     Business acquisitions:

        Fiscal 2001:

        Digital Processing Systems Inc.:

        On October 12, 2000, the Company acquired a 93% interest in DPS. On November 24, 2000, Leitch acquired the remaining 7% interest in DPS. DPS designs, manufactures and distributes innovative hardware and software products that facilitate the creation, manipulation and dissemination of broadcast quality video and audio content. The purchase consideration for the two transactions totalled $86,262, including acquisition costs of $2,380. The purchase price of $83,882 was funded through Leitch's cash resources and the issuance of 1,743,357 common shares valued at $43,884. The excess cost over the fair value of net tangible assets acquired of $64,196 has been allocated to acquired technology and goodwill. The acquired technology is being amortized over four years.

        The acquisition has been accounted for using the purchase method and, accordingly, the results of operations have been included in the consolidated financial statements from the date of acquisition.

        Details of the net assets acquired, at fair value, and the consideration given are as follows:

Net working capital	$10,523
Capital assets	7,960
Investments in partly owned businesses	1,674
Future income taxes	1,909
Acquired technology	22,300
Goodwill	41,896

$86,262

Consideration comprises:
Cash	$39,998
Capital stock	43,884
Acquisition costs	2,380

$86,262

5.     Investments in partly owned businesses:

        The investments in partly owned businesses comprise the following net balances:

	Ownership %	2003	Ownership %	2002
Path 1 Network Technologies Inc.	17	$—	35	$—
eyeon Software Inc.	50	1,708	50	1,777
FastVibe Corporation	—	—	13	—

		$1,708		$1,777

        The equity interest in losses (earnings) of partly owned businesses and write-downs comprise:

	2003	2002	2001
Equity interest in losses (earnings):
Path 1 Network Technologies Inc.	$—	$2,147	$8,323
eyeon Software Inc.	69	(33)	(70)
FastVibe Corporation	—	290	793
Write-downs (gains):
Path 1 Network Technologies Inc.	—	25,249	—
FastVibe Corporation	(258)	2,592	—

	$(189)	$30,245	$9,046

(a)
eyeon Software Inc.:

        On October 12, 2000, the Company acquired a 50% interest in eyeon Software Inc. ("eyeon") as part of the Company's acquisition of DPS. eyeon develops compositing and image processing software that is bundled in DPS products, as well as sold to third parties. The Company has significant influence but does not control eyeon and accounts for this investment under the equity method. At the time of acquisition of DPS, eyeon's fair value was determined to be $1,674. DPS acquired its 50% interest in eyeon in 1996.

(b)
FastVibe Corporation:

        On September 20, 2000, the Company acquired a 12.5% interest in FastVibe Corporation ("FastVibe"). Purchase consideration totalled $3,675, comprised entirely of cash. The excess of cost over net tangible assets acquired of $3,570 was allocated to goodwill.

        During 2002, the Company wrote off its remaining investment in FastVibe by $2,592 for other than temporary decline in the fair value of the investment.

        During 2003, the Company sold its interest in FastVibe for proceeds of $258.

(c)
Path 1 Network Technologies Inc.:

        On April 20, 2000, the Company acquired a 37.7% interest in Path 1 Network Technologies Inc. ("Path 1"). Path 1 designs and develops software and hardware that allows for broadcast quality video, CD quality audio, telephony and other time-critical data to be transmitted end-to-end over IP Ethernet Networks with guaranteed quality of service.

        The purchase consideration totalled $35,563, comprising $16,178 and 806,000 common shares valued at $19,385, which resulted in an excess of cost over net tangible assets acquired of $34,102. The purchase price difference was allocated to goodwill.

        During 2002, the Company wrote off its remaining investment in Path 1 by $25,249 as a result of a number of factors, including the financial condition of both Path 1 and the markets in which it operates. Management believes that the resulting decline in the value of its investment in Path 1 is other than temporary.

6.     Banking facilities:

        The Company has a 364-day revolving operating bank line of up to Cdn. $30,000,000, bearing interest at a variable rate based on the bank's prime lending rate or U.S. dollar base rate plus a spread based on certain financial ratios. The spread at April 30, 2003 was 0.25%. In addition, the Company is obligated to pay a commitment fee based on certain financial ratios (2003 — 0.375%) on the unused portion. The line is secured by substantially all of the accounts receivable of the Company. No amounts were drawn under the facility at April 30, 2003 and 2002.

7.     Inventory:

	2003	2002
Raw materials	$18,209	$18,980
Work in progress	3,930	5,858
Finished goods	34,734	40,214

	$56,873	$65,052

8.     Capital assets:

2003	Cost	Accumulated depreciation	Net book value
Land	$1,584	$—	$1,584
Buildings	10,574	4,559	6,015
Automobiles	284	268	16
Computer equipment and software	25,834	12,264	13,570
Equipment	57,201	36,172	21,029
Leasehold improvements	8,043	2,854	5,189

	$103,520	$56,117	$47,403

2002	Cost	Accumulated depreciation	Net book value
Land	$2,745	$—	$2,745
Buildings	13,389	4,229	9,160
Automobiles	392	342	50
Computer equipment and software	24,561	7,502	17,059
Equipment	56,438	30,758	25,680
Leasehold improvements	7,966	1,985	5,981
	$105,491	$44,816	$60,675

9.     Capital stock:

        Authorized:

        Unlimited preference shares, issuable in series

        Unlimited common shares

        A summary of changes to issued share capital is as follows:

	Common shares
	Number	Amount
Issued and outstanding, April 30, 2000	25,894,673	$116,197
Issue of common shares for cash	2,000,000	52,800
Share issuance costs, net of income taxes of $1,112	—	(1,636)
Issue of common shares in connection with acquisition of DPS (note 4)	1,743,357	43,884
Exercise of options for cash, including a tax recovery on certain options exercised by U.S. employees of $154	144,050	2,821

Issued and outstanding, April 30, 2001, 2002 and 2003	29,782,080	$214,066

10.   Stock-based compensation:

        The Company has established a stock option plan to encourage ownership in the Company's shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to or greater than the market price of the common shares of the Company at the date of grant, for a term of five years, vesting at 5% per three-month period.

        Activity under the Company's stock option plan is summarized as follows:

	Options	Weighted average exercise price per option
Outstanding, April 30, 2000	2,658,310	$23.56
Granted	1,093,500	22.43
Exercised	(144,050)	18.45
Cancelled	(418,975)	26.16

Outstanding, April 30, 2001	3,188,785	23.06
Granted	881,500	11.05
Cancelled	(1,138,085)	21.80

Outstanding, April 30, 2002	2,932,200	19.94
Granted	410,000	7.18
Cancelled	(521,825)	25.17

Outstanding, April 30, 2003	2,820,375	$17.12

Exercisable, April 30, 2003	1,367,950	$20.96

        The following table summarizes information concerning outstanding and exercisable stock options at April 30, 2003:

	Options outstanding
			Options exercisable
		Weighted average remaining contractual life (years)
Range of exercise prices	Number outstanding		Weighted average exercise price per option	Number exercisable	Weighted average exercise price per option
$4.04 — $8.07	395,000	4.8	$7.08	22,450	$7.18
$8.07 — $12.11	457,250	3.6	9.34	137,500	9.30
$12.11 — $16.14	450,000	3.3	13.83	123,000	14.80
$16.14 — $20.18	230,750	2.3	19.58	130,450	19.42
$20.18 — $24.21	838,375	1.4	22.53	627,575	22.94
$24.21 — $28.25	409,000	1.5	24.98	291,875	24.95
$32.28 — $36.32	40,000	0.7	34.08	35,100	34.12

	2,820,375	2.6	$17.12	1,367,950	$20.96

        The Company applies the intrinsic value-based method of accounting for its fixed employee stock compensation plan. Accordingly, no compensation expense has been recognized for the years ended April 30, 2003, 2002 and 2001. Section 3870, "Stock-based Compensation and Other Stock-based Payments" provides that companies should also disclose, on a pro forma basis, net earnings and earnings per share had the Company adopted the fair value method for accounting for stock options. Had compensation expense been determined based on the fair value at the grant dates for stock options granted on or after May 1, 2001, the Company's results would have been as follows:

	2003	2002
Loss for the year:
As reported	$(98,496)	$(44,672)
Pro forma	(99,673)	(45,279)

Loss per share as reported:
Basic	$(3.31)	$(1.50)
Diluted	(3.31)	(1.50)

Loss per share pro forma:
Basic	$(3.35)	$(1.52)
Diluted	(3.35)	(1.52)

The fair value of each stock option grant was determined on the date of grant. The weighted average fair value of a stock option with an exercise price equal to the estimated market price of a common share on the date of grant for stock options granted on or after May 1, 2001 was $3.01 and $6.20 for the years ended April 30, 2003 and 2002, respectively. The weighted average fair value of a stock option with an exercise price greater than the estimated market price of a common share on the date of grant for stock options granted on or after May 1, 2001 was $1.71 and nil for the years ended April 30, 2003 and 2002, respectively. The fair value of the stock options was determined using the Black-Scholes option pricing model, based on the following assumptions:

	2003	2002
Risk-free interest rate	4.2% — 4.5%	4.4% — 5.3%
Expected life	4.3 — 5 years	5 years
Expected volatility	22% — 50%	42% — 69%

        Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future years.

11.   Earnings (loss) per share:

        The computation of basic earnings (loss) per share is as follows:

	2003	2002	2001
Net earnings (loss) attributable to common shares	$(98,496)	$(44,672)	$2,318

Weighted average common shares outstanding	29,782,080	29,782,080	28,577,275

Basic earnings (loss) per share	$(3.31)	$(1.50)	$0.08

11.   Earnings (loss) per share (continued):

        The computation of diluted earnings (loss) per share is as follows:

	2003	2002	2001
Earnings (loss) attributable to common shares	$(98,496)	$(44,672)	$2,318

Weighted average common shares outstanding	29,782,080	29,782,080	28,577,275
Assumed exercise of stock options, net of common shares assumed repurchased with the proceeds	—	—	203,381

Weighted average potential common shares outstanding(1)	29,782,080	29,782,080	28,780,656

Diluted earnings (loss) per share	$(3.31)	$(1.50)	$0.08

(1)
For 2003 and 2002, excludes the effect of all options as they are anti-dilutive due to the loss.

12.   Income taxes:

        The provision for income taxes comprises:

	2003	2002	2001
Current tax expense	$448	$2,910	$11,380
Future tax recovery	(2,693)	(2,528)	(2,875)

	(2,245)	382	8,505
Future tax expense (recovery) — partly owned businesses	—	2,133	(2,148)

Income tax expense (recovery)	$(2,245)	$2,515	$6,357

The Company's provision for income taxes is made up as follows:

	2003	2002	2001
Provision for income taxes expenses (recovery) based on statutory Canadian corporate tax rates	$(38,312)	$(11,592)	$3,366
Effect on provision (recovery) attributable to the following items:
Manufacturing and processing credit	(154)	1,376	(1,597)
Foreign operations subject to different tax rates	472	685	(56)
Non-deductible amortization of goodwill and acquired technology	30,005	(1,482)	2,657
Differences between carrying cost and adjusted cost base of the investment in partly owned businesses	28	14,288	1,754
Non-taxable research and development credits	(731)	(508)	(263)
Other	932	(252)	496
Valuation allowance	5,515	—	—

Income tax expense (recovery)	$(2,245)	$2,515	$6,357

        Future income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis.

12.   Income taxes (continued):

        Future tax assets and liabilities comprise the following as at April 30, 2003 and 2002:

	2003	2002
Future tax assets:
Current:
Inventory and similar reserves	$5,705	$4,834
Income tax effect of net operating losses carried forward	—	103

	5,705	4,937
Long-term:
Income tax effect of net operating losses carried forward	19,353	16,810
Income tax effect of non-operating losses carried forward	728	59
Share issue costs	417	734
Goodwill	1,309	1,573
Research and development pool	2,845	—
Other	883	—

	25,535	19,176
Less valuation allowance	5,515	—

	20,020	19,176
Total future tax assets	$25,725	$24,113

Future tax liabilities:
Current:
Investment tax credits	$—	$2,437
Long-term:
Acquired technology	—	3,683
Capital assets — differences in depreciation and undepreciated capital costs	2,423	2,976
Investment tax credits	1,038	—
Other	1,946	—

	5,407	6,659

Total future tax liabilities	$5,407	$9,096

        During 2002, the Company wrote off the future tax assets relating to Path 1 and FastVibe, amounting to $2,148.

13.   Pension costs:

        A number of subsidiaries of the Company operate defined contribution savings plans (the "Plans") for their employees. The assets of the Plans are held separately from those of the Company in independently administered funds. Contributions paid and expensed by the Company for the years ended April 30, 2003, 2002 and 2001 amounted to $1,382, $1,357 and $281, respectively.

14.   Segmented information:

        The Company's operations include three reportable segments. These segments are video processing and distribution, Servers, and Post production. Video processing and distribution includes products that are used to distribute, process and switch high quality video and audio signals. The Servers segment designs, manufactures and sells video servers. The Post production segment includes products that are used to capture, edit and record digital video.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies (note 1). The Company evaluates performance based on several factors, of which the primary financial measures are revenue and contribution margin. The Company defines contribution margin as gross margin less net research and development costs.

        Inter-segment transactions are accounted for at market prices.

  (a)
  Industry segments:

2003	Video processing and distribution	Servers	Post production	Other	Inter-segment eliminations	Total
Revenue:
External	$126,537	$32,667	$20,777	$—	$—	$179,981
Internal	—	—	—	4,608	(4,608)	—

	$126,537	$32,667	$20,777	$4,608	$(4,608)	$179,981

Contribution margin	$43,237	$5,702	$7,480	$4,608	$(4,608)	$56,419
Selling and administrative expenses						68,411
Interest income, net						(144)

Loss from continuing operations before amortization, equity interests and income taxes						$(11,848)

Total assets	$131,868	$29,294	$18,003	$8,301	$—	$187,466

Capital asset expenditures	$2,297	$690	$655	$—	$—	$3,642

2002	Video processing and distribution	Servers	Post production	Other	Inter-segment eliminations	Total
Revenue:
External	$140,779	$35,252	$22,211	$—	$—	$198,242
Internal	—	—	—	3,258	(3,258)	—

	$140,779	$35,252	$22,211	$3,258	$(3,258)	$198,242

Contribution margin	$53,128	$9,488	$8,241	$3,258	$(3,258)	$70,857
Selling and administrative expenses						69,782
Interest income, net						(260)

Earnings from continuing operations before amortization, equity interests and income taxes						$1,335

Total assets	$195,052	$55,362	$45,889	$11,091	$—	$307,394

Capital asset expenditures	$11,158	$1,647	$1,765	$—	$—	$14,570

Goodwill and acquired technology additions	$989	$—	$—	$—	$—	$989

2001	Video processing and distribution	Servers	Post production	Other	Inter-segment eliminations	Total
Revenue:
External	$159,366	$42,008	$16,794	$—	$—	$218,168
Internal	—	—	—	1,625	(1,625)	—

	$159,366	$42,008	$16,794	$1,625	$(1,625)	$218,168

Contribution margin	$65,631	$16,762	$7,469	$1,625	$(1,625)	$89,862
Selling and administrative expenses						64,354
Interest income, net						(1,808)

Earnings from continuing operations before amortization, equity interests and income taxes						$27,316

Total assets	$218,768	$41,360	$44,136	$38,063	$—	$342,327

Capital asset expenditures	$16,312	$5,166	$6	$4,459	$—	$25,943

Goodwill and acquired technology additions	$22,300	$—	$41,896	$—	$—	$64,196

  (b)
  Geographic segments:

        The Company's external revenue by geographic region is based on the region in which the customer is located. The identifiable assets and goodwill are based on the geographic area in which the Company operates:

2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$89,874	$33,034	$27,134	$29,939	$179,981
Identifiable assets	55,627	32,200	94,183	5,456	187,466
2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$97,119	$39,065	$32,611	$29,447	$198,242
Identifiable assets	69,875	31,100	109,213	8,124	218,312
Goodwill and acquired technology	20,705	12,934	55,443	—	89,082
2001	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$101,000	$60,758	$27,815	$28,595	$218,168
Identifiable assets	65,932	35,056	140,456	5,678	247,122
Goodwill and acquired technology	19,777	14,245	61,183	—	95,205

15.   Financial instruments:

  (a)
  Foreign currency risk management:

        The Company uses derivative financial instruments, principally foreign exchange option agreements and foreign exchange forward contracts, to manage the risk to the Company from fluctuations in exchange rates. Derivative financial instruments are not used for speculative purposes. Foreign exchange option and forward contracts are entered into with maturities of no longer than two years. As at April 30, 2003, the Company had entered into various option contracts to sell U.S. dollars and Euros at various rates and increments aggregating U.S. $12,000 and EUR 6,000. The contracts mature at various dates up to April 30, 2004. As at April 30, 2002, the Company had entered into various forward contracts to sell U.S. dollars at various rates and increments in the aggregate U.S. $4,000. The contracts mature at various dates up to June 28, 2002. As at April 30, 2001, the

Company had entered into various forward contracts to sell U.S. dollars and Euros at various rates and increments aggregating U.S. $14,000 and EUR 600. The contracts matured at various dates up to November 30, 2001. On May 1, 2001, the Company purchased an average rate put option on U.S. $34,000 with an exchange rate of $1.50, maturing on April 29, 2002.

  (b)
  Credit risk:

        The Company does not have a significant exposure to any individual customer. As at April 30, 2003 and 2002, substantially all of the Company's accounts receivable were insured, with the exception of G7 governments and certain Fortune 500 companies. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its derivative financial instruments and accounts receivable insurance contract. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing only with financially sound counterparties and, accordingly, does not anticipate loss for non-performance.

  (c)
  Fair value disclosures:

        The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these instruments. The fair value of the foreign exchange option and forward contracts were $887 and nil higher than the carrying value of nil at April 30, 2003 and 2002, respectively. The fair value of the options and forward contracts was estimated by obtaining quotes of the amount that the Company would have to pay counterparties to terminate the agreement.

16.   Net change in non-cash balances related to operations:

        The net change in non-cash balances related to continuing operations is as follows:

	2003	2002	2001
Accounts receivable	$19,487	$853	$(7,546)
Inventory	8,179	(1,940)	6,877
Income taxes	1,875	774	1,478
Prepaid expenses and other assets	1,097	(2,747)	1,604
Accounts payable and accrued liabilities	(13,325)	6,251	(12,366)

	$17,313	$3,191	$(9,953)

17.   Commitments and contingencies:

        The Company has entered into various operating leases for premises, automobiles and office equipment. The future minimum operating lease commitments for the next five years and thereafter are as follows:

2004	$5,221
2005	4,071
2006	3,484
2007	3,182
2008	2,992
Thereafter	8,003

$26,953

        Rent expense was $4,569, $5,093 and $2,159 for the years ended April 30, 2003, 2002 and 2001, respectively.

18.   Reconciliation to U.S. GAAP:

        The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The following adjustments would be required in order to present the financial statements in accordance with U.S. GAAP:

	2003	2002	2001
Net earnings (loss) in accordance with Canadian GAAP	$(98,496)	$(44,672)	$2,318
DPS acquisition differences (a)	3,994	1,107	(5,821)
Adjustment to equity-accounted investment (b)	—	10,473	510
Tax effect of above adjustments	(610)	(6,151)	23

Loss in accordance with U.S. GAAP	(95,112)	(39,243)	(2,970)
Change in cumulative translation account (c)	(5,321)	3,258	153
Mark-to-market gain on cash flow-hedged foreign currency contracts, net of income tax effect (c) and (d)	612	125	—

U.S. GAAP comprehensive loss	$(99,821)	$(35,860)	$(2,817)

U.S. GAAP loss per share:
Basic	$(3.35)	$(1.20)	$(0.10)
Diluted	(3.35)	(1.20)	(0.10)

Shareholders' equity based on Canadian GAAP	$157,183	$261,000	$302,414
DPS acquisition differences, net of income tax effect (a)	—	(3,384)	(4,204)
Adjustment to equity-accounted investment, net of income tax effect (b)	—	—	(4,609)
Other comprehensive income (c) and (d)	612	125	—

Shareholders' equity based on U.S. GAAP	$157,795	$257,741	$293,601

        Summary of accounting policy differences:

  (a)
  Adjustment for DPS acquisition differences, including in-process research and development ("IPR&D") and other acquisition costs:

        Statement of Financial Accounting Standards 2, "Accounting for Research and Development Costs" ("SFAS 2") requires that all research and development costs be charged to expense as incurred. As a result, under U.S. GAAP, the Company would have expensed all acquired IPR&D related to the acquisition of DPS. The amount of IPR&D was determined through an independent valuation. The amount of IPR&D recorded under Canadian GAAP at April 30, 2001, which is included in acquired technology, totalled $2,973, which is net of future income taxes of $897. The write-down and amortization of acquired technology related to IPR&D recorded during the years ended April 30, 2003 and 2002 was $2,153 and $820, net of future taxes of $610 and $287, respectively. As a result, earnings before income taxes for the years ended April 30, 2003, 2002 and 2001 would increase (decrease) by $2,763, $1,107 and ($3,870), respectively and provision for future income taxes for the years ended April 30, 2003, 2002 and 2001 would (increase) decrease by ($610), ($287) and $897, respectively.

        Emerging Issues Tax Force ("EITF") Abstract, Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity", and Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination", requires a charge to earnings for certain costs resulting from an acquisition that are to be incurred by an acquiring company. Under Canadian GAAP, for acquisitions completed prior to December 21, 2000, these costs could be included in the allocation of the acquisition purchase cost subject to certain conditions. The Company included $1,280 for certain costs to be incurred by Leitch, which is net of future income taxes of $720 in its allocation of the acquisition purchase cost. As a result, under U.S. GAAP for the year ended April 30, 2001, selling and administrative expenses would increase by $2,000, provision for future income taxes would decrease by $720 and the amortization of goodwill and acquired technology would be reduced by $49. Goodwill would decrease by $1,231. There was no impact under U.S. GAAP for the year ended April 30, 2002.

        Under Canadian GAAP for the year ended April 30, 2003, the Company wrote off $1,231 in goodwill that would not have been included in goodwill under U.S. GAAP. As a result, under U.S. GAAP for the year ended April 30, 2003, write-down and amortization of acquired technology and goodwill would be reduced by $1,231.

  (b)
  Adjustment to equity-accounted investment:

        Under SFAS 2, the Company would have expensed all acquired IPR&D related to the investment in Path 1 in fiscal 2000. The Company's share of the IPR&D totalled $6,601, net of future taxes of $4,400. For the years ended April 30, 2001 and 2000, the amortization charge for goodwill would be reduced by $510 and $18, respectively, by allocating part of the purchase price to IPR&D. For the year ended April 30, 2001, tax rate reductions would reduce future income tax benefits by $1,594. As a result, the equity interest in the loss of Path 1 for the years ended April 30, 2001 and 2000 would increase by $1,084 and $3,525, respectively, net of future income taxes of ($1,594) and $3,058, respectively. The investment in Path 1 would increase (decrease) by $510 and ($6,583) and future income taxes would increase (decrease) by ($1,594) and $3,058, respectively. During the year ended April 30, 2002, the Company wrote off its entire investment in Path 1. Under U.S. GAAP, the write-down would be reduced by $4,609 for the charges taken in 2001 and 2000.

  (c)
  Comprehensive income:

        Under Statement of Financial Accounting Standards 130, "Reporting Comprehensive Income" ("SFAS 130"), all changes in shareholders' equity other than transactions with shareholders are included in comprehensive income regardless of whether they are considered to be results of operations of the period. Under Canadian GAAP, changes in the cumulative translation account are excluded from earnings and are included as separate component of shareholders' equity and unrealized gain or losses on cash flow hedge transactions are not recorded until the hedged item is recognized in earnings.

  (d)
  Derivatives:

        The Company designates its derivatives based upon criteria established by SFAS 133. The Company uses derivative financial instruments to manage risks from fluctuations in foreign exchange rates. These instruments include purchased foreign exchange option agreements and foreign exchange forward contracts. All such instruments are only used for risk management purposes and are designated as cash flow hedges. For these derivatives, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the hedged exposure affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

        During 2002, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as their assets or liabilities on the balance sheet and measure those instruments at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

        For the years ended April 30, 2003 and 2002, the application of SFAS 133 would have no impact on the Company's net earnings (loss). There was no transitional adjustment required on adoption of SFAS 133 on May 1, 2001. As at April 30, 2003 and 2002, prepaid expenses and other assets would increase by $887 and $184, respectively, future income taxes, a current asset, would decrease by $275 and $59, respectively, and other comprehensive income, a component of shareholders' equity under U.S. GAAP, would increase by $612 and $125, respectively.

  (e)
  Income taxes:

        For Canadian GAAP, the Company follows the provisions of the CICA Handbook Section 3465, "Income Taxes". For U.S. GAAP reconciliation purposes, the Company follows the recommendation of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109").

        Under U.S. GAAP, investment tax credits received by the Company in respect of its research and development expenditures are recorded as a reduction of income tax expense, while under Canadian GAAP, these tax credits are recorded as a reduction of the research and development expense. Although there is no impact on net earnings (loss), under U.S. GAAP, earnings (loss) before income tax expense for the years ended April 30, 2003, 2002 and 2001 would have decreased by $3,532, $3,516 and $3,107, respectively, and income tax expense would have decreased by a corresponding amount.

  (f)
  Amortization of goodwill and acquired technology:

        Under U.S. GAAP, the Company would not present a subtotal prior to write-down and amortization of acquired technology and goodwill and would include write-down and amortization of acquired technology and goodwill with other operating costs under the heading expenses.

19.   Comparative figures:

        Certain 2002 and 2001 comparative figures have been reclassified to conform with the financial statement presentation adopted for 2003.

SUPPLEMENTARY FINANCIAL INFORMATION

Years ended April 30 (In thousands of Canadian dollars except per share amounts, Unaudited)

INCOME STATEMENT DATA

	2003	2002	2001	2000	1999
Revenue	$179,981	$198,242	$218,168	$161,241	$171,620
Gross margin	89,647	104,694	119,480	93,443	104,001
Expenses
Selling and administrative expenses	68,411	69,782	64,354	43,037	40,740
Gross research and development	36,760	37,353	32,725	24,647	24,285
Investment tax credits	(3,532)	(3,516)	(3,107)	(3,357)	(2,980)
Interest income	(144)	(260)	(1,808)	(907)	(1,387)

	101,495	103,359	92,164	63,420	60,658

Earnings (loss) from continuing operations before amortization, equity interests and income taxes	(11,848)	1,335	27,316	30,023	43,343
Write-down and amortization of acquired technology and goodwill	89,082	5,801	7,117	2,128	2,368
Equity interest in losses (earnings) of partly owned businesses	(189)	30,245	9,046	274	—

Earnings (loss) from continuing operations before income taxes	(100,741)	(34,711)	11,153	27,621	40,975
Income taxes (recovery)	(2,245)	382	8,505	9,440	14,786
Income taxes (recovery) — partly owned businesses	—	2,133	(2,148)	—

	(2,245)	2,515	6,357	9,440	14,786

Earnings (loss) from continuing operations	(98,496)	(37,226)	4,796	18,181	26,189
Earnings (loss) from discontinued operations, net of tax benefit	—	(2,099)	(2,478)	(894)	63
Estimated loss on disposal of discontinued operations, net of tax benefit	—	(5,347)	—	—	—

Net earnings (loss)	$(98,496)	$(44,672)	$2,318	$17,287	$26,252

Earnings (loss) per share:
Basic	$(3.31)	$(1.50)	$0.08	$0.68	$1.01
Diluted	$(3.31)	$(1.50)	$0.08	$0.68	$0.97

NET OPERATING INCOME

	2003	2002	2001	2000	1999
Earnings (loss) from continuing operations before amortization, equity interests and income taxes	$(11,848)	$1,335	$27,316	$30,023	$43,343
Income taxes (recovery)	(2,245)	382	8,505	9,440	14,786

Net operating income (loss)	$(9,603)	$953	$18,811	$20,583	$28,557

Net operating income (loss) per share:
Basic	$(0.32)	$0.03	$0.66	$0.81	$1.09
Diluted	$(0.32)	$0.03	$0.65	$0.81	$1.06

BALANCE SHEET DATA

	2003	2002	2001	2000	1999
Cash and cash equivalents	$18,560	$7,942	$13,986	$15,405	$29,170
Marketable securities	—	—	—	—	13,526
Working capital	93,459	96,949	116,414	94,039	111,222
Total assets	187,466	308,258	345,620	231,419	205,096
Current liabilities	24,876	40,599	34,384	25,970	21,201
Shareholders' equity	157,183	261,000	302,414	202,074	180,541

Shareholder Information

AUDITORS KPMG LLP Toronto, ON, Canada INCORPORATED 1971	INVESTOR RELATIONS
Reg J. Tiessen
Chief Financial Officer
Leitch Technology Corporation
150 Ferrand Drive
Suite 700
Toronto, ON, Canada
M3C 3E5
Tel: (416) 445-9640
Fax: (416) 443-2721

 STOCK EXCHANGE
The Toronto Stock Exchange
(Symbol LTV)	TRANSFER AGENT AND SHAREHOLDER INFORMATION
Computershare Trust Company of Canada
100 University Avenue
Toronto, Ontario
M5J 2Y1
Tel: (800) 663-9097
Fax: (416) 981-9800

 ANNUAL MEETING
October 21, 2003, 11:00 a.m.
TSX Conference Centre Auditorium
Toronto Stock Exchange
The Exchange Tower
Main Floor
130 King Street West
Toronto, ON, Canada
M5X 1J2

Directors and Executive Officers

DIRECTORS
Dr. William F. Baker, PhD
President & CEO
WNET (Channel 13)
New York, NY, USA

David Chaikof
Chairman, Leitch Technology Corporation
and Partner, Torys LLP
Toronto, ON, Canada

Albert Gnat
Partner
Lang Michener
Toronto, ON, Canada

Anthony Griffiths
Corporate Director and
Independent Consultant
Toronto, ON, Canada	Gilles Hurtubise, P Eng
Broadcasting Consultant
Beaconsfield, QC, Canada

Stan J. Kabala
President & CEO
Leitch Technology Corporation
Toronto, ON, Canada

John A. MacDonald
President & COO
Allstream Inc.
Toronto, ON, Canada

Brian Semkiw
CEO
Rand Worldwide
Mississauga, ON, Canada	EXECUTIVE OFFICERS Stan J. Kabala President & Chief Executive Officer Salil Munjal Chief Operating Officer Reg J. Tiessen Chief Financial Officer

Leitch Technology Corporation Offices

HEAD OFFICE
Leitch Technology Corporation
150 Ferrand Drive
Suite 700
Toronto, ON, Canada
M3C 3E5
Tel: (416) 445-9640
Fax: (416) 443-3088
Website: http://www.leitch.com
E-mail: info@leitch.com

 SUBSIDIARIES
Leitch Incorporated
4400 Vanowen Street
Burbank, CA 91505
USA
Tel: (818) 843-7004
Fax: (818) 842-8945

Leitch Europe Limited
Holland Park House
Oldbury
Bracknell, Berkshire
RG12 8TQ England
UK
Tel: +44 1344 446 000
Fax: +44 1344 446 100

Leitch Asia Limited
Unit 1016/1018,
Tower 1, Grand Central
Kowloon
Hong Kong
Tel: +852 2776 0628
Fax: +852 2776 0227	SALES OFFICES
Atlanta, GA
Burbank, CA
Calgary, Alberta
Chesapeake, VA
Chicago, IL
Dallas, TX
Denver, CO
Florence, KY
Fort Lee, NJ
Indianapolis, IN
Los Angeles, CA
Miami, FL
Milano, Italy
Montreal, Quebec
New York, NY
Orlando, FL
Paris, France
Philadelphia, PA
Phoenix, AZ
Portland, OR
Prague, Czech Republic
San Francisco, CA
Singapore

 REPRESENTATIVE OFFICES
Tokyo, Japan
Beijing, China

[GRAPHIC]

          Leitch Technology Corporation
          150 Ferrand Drive, Suite 700
          Toronto, ON, Canada M3C 3E5
          Tel: (416) 445-9640
          Fax: (416) 443-3088
          Website: www.leitch.com
          E-mail: info@leitch.com

QuickLinks

2003 Message to Shareholders
MANAGEMENT'S DISCUSSION & ANALYSIS
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS' REPORT TO THE SHAREHOLDERS
LEITCH TECHNOLOGY CORPORATION CONSOLIDATED BALANCE SHEETS (In thousands of Canadian dollars) April 30, 2003 and 2002
LEITCH TECHNOLOGY CORPORATION CONSOLIDATED STATEMENTS OF EARNINGS (In thousands of Canadian dollars, except per share amounts) Years ended April 30, 2003, 2002 and 2001
LEITCH TECHNOLOGY CORPORATION CONSOLIDATED STATEMENTS OF EARNINGS (continued) (In thousands of Canadian dollars, except per share amounts) Years ended April 30, 2003, 2002 and 2001
LEITCH TECHNOLOGY CORPORATION Consolidated Statements of Retained Earnings (Deficit) (In thousands of Canadian dollars) Years ended April 30, 2003, 2002 and 2001
LEITCH TECHNOLOGY CORPORATION Consolidated Statements of Cash Flows (In thousands of Canadian dollars) Years ended April 30, 2003, 2002 and 2001
SUPPLEMENTARY FINANCIAL INFORMATION Years ended April 30 (In thousands of Canadian dollars except per share amounts, Unaudited)